Henkel

03 OCT 21 AM 7:21 A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf



03032832

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2003-10-16

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel extends restructuring scope".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kuehn H. Nicolas

dlw 10/27

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 144-2003.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender)
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke

Henkel
A Brand like a Friend

Vccmail
13.10.2003 08:40
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel extends restructuring scope"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel extends restructuring scope", which we distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation
Press Release

We distributed this information to MC 1-3 world

-

-

Vccmail
13.10.2003 08:40
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel extends restructuring scope"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel extends restructuring scope", which we distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation
Press Release

Henkel extends restructuring scope

Düsseldorf - Within the framework of its special restructuring program "Strong for the Future", initiated in 2001, Henkel has identified further optimization potential, which will result in increasing the company's restructuring charges for 2003 from 40 million to approx. 125 million euros. This figure is above Henkel's annual expenditure on normal restructuring in prior years. The one-time expenses in the amount of 85 million euros will be incurred in the 3rd quarter of 2003 and will be largely offset by the gain from the sale of the stake in Wella. Both items level out almost completely with regard to the effects on operating profit (EBIT).

The initiative is expected to improve the company's profitability by around 40 million euros p.a. from 2004 onwards. The measures involved are of a structural nature and will affect all business sectors and regions. They will further extend and consolidate long-term the strong market positions of the Henkel Group within a still difficult economic environment.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

October 13, 2003

Henkel Group
Corporate Communications

Ernst Primosch
Tel.: ++49-211-797-3533
Fax: ++49-211-798-4040

Lars Witteck
Tel.: ++49-211-797-2606
Fax: ++49-211-798-9208

press@henkel.com
press.henkel.com

We distributed this information to MC 1-3 world